Reed Smith LLP
Princeton Forrestal Village
136 Main Street — Suite 250
Edward P. Bromley III	Princeton, NJ 08540-7839
Direct Phone: 609.514.8544	609.987.0050
Email: ebromley@reedsmith.com	Fax 609.951.0824
May 24, 2006
VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Attn.:	Peggy Fisher, Assistant Director
Eduardo Aleman, Staff Attorney
Mail Stop 60-10
100 F. Street, N.E.
Washington, DC 20549-6010

Re:	Volcano Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed May 5, 2006
File No. 333-132678
Dear Ms. Fisher and Mr. Aleman:
          On behalf of Volcano Corporation (“Volcano”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated May 18, 2006, relating to the filing of the above-referenced Amendment No. 1 to Registration Statement (the “Amendment No. 1”). Volcano is concurrently filing Amendment No. 2 to the Registration Statement (the “Amendment No. 2”). Under separate cover, courtesy copies of Amendment No. 2, marked to show changes, are also being sent.
          The responses below correspond to the paragraph numbers of the Staff’s letter, the text of which have been incorporated into this response letter for convenience. The pages referenced below in our responses correspond to the page numbers of the prospectus contained in Amendment No. 2.
          Amendment No. 1 to Form S-1
          Management’s Discussion and Analysis of Financial Condition, page 43
          – Comparison of Three Months Ended March 31, 2006 and 2005, page 48

Securities and Exchange Commission
May 24, 2006

1.	We note that your gross margin for 2005 was 47.9% while gross margins for the first quarter of 2005 and 2006 were 56.5% and 58.6%, respectively. Tell us and revise your results of operations section to clarify why the first quarter margins are significantly higher than your previous year-to-date gross margins.
          In response to the Staff’s comment Volcano has revised the Management’s Discussion and Analysis of Financial Condition to reflect the following information. Volcano confirms to the Staff, that gross margins for 2005 were 47.9%, while gross margins for the first quarter of 2005 and 2006 were 56.5% and 58.6%, respectively. The higher margins in the three months ended March 31, 2005 and 2006 are primarily a result of (1) 2005 revenue containing a higher mix of lower margin console sales associated with the expansion of Volcano’s Japanese distribution channel, with a significant portion of those sales occurring subsequent to March 31, 2005, and (2) 2005 reflecting fourth quarter charges totaling $3.4 million related to the write-down of excess and obsolete IVUS IVG inventory, the impairment of certain IVUS IVG medical diagnostic equipment and expected losses related to non-cancelable IVUS IVG inventory purchase commitments.
          Off-balance Sheet Arrangements and Other Contractual Obligations, page 54
2.	Revise your table of contractual obligations and commercial commitments to provide the information as of the latest fiscal year end balance sheet date as required by Item 303(a)(5) of Regulation S-K. If there have been significant changes to the amounts as of the end of the most recent interim period as compared to the end of the previous year, then you should disclose any material changes. We refer you to Section III.C of FRR-67.
          In response to the Staff’s comment, Volcano has revised the table of contractual obligations and commercial commitments on page 55 so that the information provided is as of December 31, 2005, the latest fiscal year-end balance sheet date. There have been no significant changes to the amounts as of the end of the most recent interim period as compared to the end of the previous year.
          Notes to Consolidated Financial Statements
          Note 1. Summary of Significant Accounting Policies
          – Property and Equipment, page F-10
3.	You state that the medical diagnostic equipment is “loaned” to certain customers that purchase and use your single-procedure disposable products. It is unclear to us how such equipment is loaned to some customers for free and sold to others who use your single-procedure disposable products.

Securities and Exchange Commission
May 24, 2006

Please tell us the nature of the arrangements with these customers where the equipment is on loan. Consider clarifying your current disclosure as necessary.
          In response to the Staff’s comment, Note 1 has been revised. Further, Volcano respectfully advises the Staff, consistent with prior discussions with the Staff, that medical diagnostic equipment includes equipment that is placed at certain customer locations at Volcano’s discretion. These customers include key opinion leaders and other strategic customers who agree to use the equipment and purchase specified quantities of Volcano’s single-use disposable products. Volcano retains ownership of the equipment and has the right to remove the equipment if it is not being utilized according to expectations. The equipment is recorded at Volcano’s cost to acquire or manufacture the equipment and is depreciated over the estimated useful life (generally three years). Depreciation expense for this equipment is recorded in cost of revenues.
          – Revenue Recognition, page F-12
4.	We reissue our prior comment 33 in its entirety.
          Volcano advises the Staff, consistent with prior discussions with the Staff, that with the exception of negotiated discounts, Volcano does not offer sales incentives including cash discounts, customer promotional allowances, or volume rebates to its customers and distributors. Accordingly, Volcano has removed the disclosure relative to EITF 01-9 from the revenue recognition footnote.
          Note 9. Stockholders’ Deficit, page F-29
5.	We reissue our prior comment 34 in its entirety.
          In response to the Staff’s comment, Volcano respectfully directs the Staff to the supplementary correspondence submitted by Volcano to the Staff on May 22, 2006, a copy of which is attached hereto as Exhibit A.
          Note 14. Related Parties, page F-34
6.	We refer you to prior comment 35. We note that you have revised your disclosure in response to our prior comment; however, revise your disclosures to clarify the following:
•	Disclose the nature and terms of the distribution option agreement that was entered into in July 2003 similar to the information contained in your response to prior comment 35.

Securities and Exchange Commission
May 24, 2006

•	You state that you were granted the right to terminate the distribution option agreement and “paid Medtronic $2 million.” It appears from your response that the termination fee was waived. Please clarify for the reader.

•	Please clarify what you mean by “in order to maintain greater flexibility in developing and executing its product sales strategies in Japan” the agreement was terminated.

•	Disclose the nature and terms of the new 2006 agreement.

•	Clarify that Medtronic waived its right to the termination fee of $2 million or, if true, you will supply product to them with a fair value of $2 million in lieu of paying in cash a termination fee of $2 million.

•	Clarify why the distribution of consoles in the first quarter of 2006 is under the terms of the 2006 agreement.
          In response to the Staff’s comment, Volcano has revised the disclosure in Note 14 to clarify the various aspects noted concerning the termination of Medtronic’s option to distribute Volcano’s IVUS products.
          Volcano also wishes to specifically note to the Staff:
•	Volcano has inserted language describing the 2003 option to distribute agreement (the “2003 Agreement”) that is similar to that which was included in our response to the Staff’s prior comment 35.

•	Volcano has not paid Medtronic $2 million. Volcano has revised the statement to read more clearly that, under the 2003 Agreement, Volcano had a right to terminate the 2003 Agreement if, among other actions that were to occur prior to December 31, 2006, Volcano paid to Medtronic a termination fee of $2 million. Volcano and Medtronic entered into a termination agreement in January 2006 that terminated the 2003 Agreement. Under the terms of the termination agreement, Volcano agreed to transfer product to Medtronic in exchange for Medtronic waiving its right to receive the termination fee.

•	Volcano has expanded the disclosure to clarify the flexibility that it believed it gained by terminating the 2003 Agreement.

•	Volcano believes that the revised disclosure, the addition of the termination agreement as Exhibit 10.31 to Amendment No. 2, and the addition of the 2003 Agreement as an exhibit to the termination agreement filed as Exhibit 10.31, clarifies the nature and terms of the termination agreement.

•	The terms of the termination agreement obliges Volcano to provide a set amount of s5 consoles to Medtronic; it is not an open-ended agreement with

Securities and Exchange Commission
May 24, 2006

the potential of additional purchase orders or other on-going obligations to provide product. Since Volcano executed the termination agreement during the first quarter of 2006, Volcano believed the first quarter of 2006 to be the appropriate time period to record the expense related to the product to be provided to Medtronic pursuant to that agreement.
          Part II
          Exhibits
7.	Please file the 2006 Medtronic agreement as an exhibit.
          In response to the Staff’s comment, Volcano filed the 2006 Medtronic agreement as Exhibit 10.31 to Amendment No. 2. An application for confidential treatment for certain portions of Exhibit 10.31 has been separately submitted to The Secretary, Securities and Exchange Commission.
[remainder of this page intentionally left blank]

Securities and Exchange Commission
May 24, 2006

          Volcano respectfully requests the Staff’s assistance in completing the review of Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 2 or this response letter to Ryan Nail at (415) 659-5977 or me at (609) 514-8544.
          Sincerely,
          Reed Smith LLP
          /s/ Edward P. Bromley III
          Edward P. Bromley III

cc:	R. Scott Huennekens John T. Dahldorf Michael Sanders, Esq. Dale S. Freeman, Esq. Steven G. Rowles, Esq.

Exhibit A
Volcano Corporation
2870 Kilgore Road
Rancho Cordova, California 95670
May 22, 2006
VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Attn.:	Peggy Fisher, Assistant Director Eduardo Aleman, Staff Attorney Michele Gohlke Thomas Dyer
Mail Stop 60-10
100 F. Street, N.E.
Washington, DC 20549-6010

Re:	Volcano Corporation
File No. 333-132678
Dear Ms. Fisher, Mr. Aleman, Ms. Gohlke and Mr. Dyer:
     We are submitting this letter to the Staff of the Securities and Exchange Commission (the “Staff”) to communicate to you the price range of our initial public offering (“IPO”), as approved by our board of directors. This letter includes analysis regarding issues related to the price range. As we have discussed with Mr. Dyer, we would appreciate the opportunity to discuss this letter and any other issues presented by the price range prior to submitting Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”). We anticipate submitting Amendment No. 2 on Wednesday, May 24, 2006. Concurrently with that submission, we will be responding to the comments of the Staff set forth in the letter dated May 18, 2006, relating to the filing of Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment No. 1”).
     We respectfully advise the Staff that the IPO offering price range that has been approved by our board of directors is $9.00 to $11.00 per share, subject to the impact of a proposed proportionate reverse stock-split. The effect of such stock-split will be reflected in Amendment No. 2. We are providing the Staff with the following discussion and analysis regarding the process we used to estimate the fair value of our common stock for the purpose of recording stock compensation expense.
Background
     The fair value of the common stock for options granted through March 31, 2005 was originally determined by our board of directors, with input from management. We did not obtain contemporaneous valuations by an unrelated valuation specialist in connection with these grants. Instead, we relied on our board of directors, the members of which we believe have extensive experience in the medical device market and are accredited venture capital investors, to determine a reasonable estimate of the then-current fair value of our common stock. Since there

Securities and Exchange Commission
May 22, 2006

was no public market for our shares, our board of directors exercised judgment in determining the estimated fair value of our common stock on the date of grant based on several factors, including transactions in our preferred and common stock, the rights and benefits that preferred stock holders are entitled to that holders of our common stock are not, key milestones achieved in our business including forecasted revenues and cash flows, product development and market acceptance, our financial condition, equity market conditions, and the likelihood of continuing as a going concern. Based on these factors, we granted options for the period from January 1, 2004 through March 31, 2005 at exercise prices ranging from $0.30 to $1.50.
     Subsequent to March 31, 2005 we reassessed the valuations of our common stock relating to options granted beginning with the 2004 fiscal year. As part of this reassessment, our board of directors obtained retrospective valuations prepared by management, which management believes follows substantially the same methodology used by valuation specialists as outlined in the AICPA’s Practice Aid Valuation of Privately-Held-Company Equity Securities Issues as Compensation. Based on these retrospective valuations, the fair value of the common stock underlying options granted in the period from January 1, 2004 through March 31, 2005 was determined to be from $0.75 to $4.60. In addition to the factors discussed above which our board of directors considered in determining the estimated fair value of our common stock, they also considered the market release of a new IVUS catheter in early 2004, the sale of our Series C Preferred Stock to accredited investors in early 2005, the expansion of our Japanese distribution channel in early 2005 and the potential impact that liquidity events would have on us such as an initial public offering, a merger or sale with another company, or the forced liquidation of our company.
     The procedures performed as part of the retrospective valuations for determining the fair value of our common stock were based on a probability-weighted combination of the market multiple approach and income approach to estimate the aggregate equity value of us at specific stock option grant dates.
     After estimating our average value based on the market multiple and income approaches, we then utilized a probability-weighted expected return method. Under the probability-weighted expected return method, the value of our common stock was estimated based upon an analysis of values assuming various outcomes, such as an initial public offering, merger or sale, forced liquidation, and remaining private, and the estimated probability of each outcome assuming that all preferred stock is converted into common stock.
     Since April 2005, our board of directors has obtained contemporaneous valuations prepared by management which follow the same procedures as those used in the retrospective valuations described above. In addition to the factors discussed above, our board of directors considered specific business milestones associated with each period in which stock-based awards were granted. A chronology of some of the more significant milestones is provided below.

Securities and Exchange Commission
May 22, 2006

     The following table shows information concerning all options granted during the period January 1, 2004 through March 31, 2006:

				Fair Value of
		Number of	Option	Common
		Options	Exercise	Stock on	Intrinsic Value
Grant Date		Granted	Price	Grant Date	Per Share

2004 Grants:
	January 2004	140,000	$0.30	$0.75	$0.45
	March 2004	125,000	0.30	0.75	0.45
	June 2004	62,500	0.30	1.35	1.05
	July 2004	526,145	0.30	2.50	2.20
	October 2004	80,000	0.30	3.65	3.35
	November 2004	45,000	0.30	3.65	3.35
	December 2004	250,000	0.30	3.65	3.35
	December 2004	112,000	0.75	3.65	2.90

	Total	1,340,645

2005 Grants:
	January 2005	168,802	$0.75	$4.60	$3.85
	January 2005	129,325	1.50	4.60	3.10
	April 2005	215,000	5.25	5.25	—
	June 2005	99,500	5.25	5.25	—
	July 2005	999,500	5.90	5.90	—
	October 2005	297,300	7.60	7.60	—

	Total	1,909,427

2006 Grants:
	February 2006	159,947	$9.60	$9.60	$—
	May 2006	100,500	9.60	9.60	—

	Total	260,447

Chronology of Business Events Considered in Estimating the Fair Value of Our Common Stock During 2005 and the First Quarter of 2006:
•	February 2005: Series C Preferred Stock issued at $5.77 per share to unrelated financial investors. Our preferred stock has characteristics preferential to our common stock.

•	First quarter of 2005: Our Japanese distribution channel was expanded by adding our IVUS product line of products into the list of products distributed by Goodman Company Ltd.

•	April 2005: We introduced VH functionality for our IVG console.

Securities and Exchange Commission
May 22, 2006

•	October 2005: Initial discussions held with potential investment bankers concerning a possible initial public offering of our common stock.

•	October 2005: The Securities and Exchange Commission notified us that it did not object (i) to our conclusion that the JOMED Business does not constitute the predecessor of ours for purposes of Rules 3-01 and 3-02 of Regulation S-X and (ii) to the inclusion of the acquired assets, liabilities and results of operations of the JOMED Business in our audited post-acquisition consolidated financial statements for periods totaling in excess of 29 months. This event removed a significant uncertainty regarding when, and if, we could file a Registration Statement on Form S-1 that complied with the provisions of Regulations S-X and S-K.

•	November 2005: Two independent persons were added to our board of directors. Each purchased shares of our common stock at a negotiated price of $7.60 per share.

•	December 2005: Our board of directors selected the investment bankers to assist us in our IPO objectives.

•	March 2006: Preliminary valuation estimates provided by our investment bankers resulting in a pre-money valuation of approximately $325 million (approximately $10/share).

•	March 24, 2006: We filed our Registration Statement on Form S-1.

•	April 2006: Our s5 VH console platform was released to the market.

•	May 5, 2006: We filed Amendment No. 1 to our Registration Statement on Form S-1.

•	May 2006: We intend to file Amendment No. 2 of its Registration Statement on Form S-1 with an estimated offering price range of $9.00 to $11.00 per share.
Conclusion
The determination of the fair value of our common stock has involved significant judgments, assumptions, estimates and complexities that impacted the amount of deferred stock-based compensation recorded under APB No. 25 and SFAS No. 123(R). We believe that we have used reasonable methodologies, approaches and assumptions consistent with the practice aid to determine the fair value of our common stock and that the results are consistent with the offering price range we are estimating for the proposed IPO.

Securities and Exchange Commission
May 22, 2006

     We respectfully request the Staff’s assistance in completing the review of the foregoing analysis of the impact of the price range as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this analysis to me at (916) 281-2640.
Sincerely,
Volcano Corporation

    /s/ John T. Dahldorf
By: John T. Dahldorf
Its: Chief Financial Officer

cc:     R. Scott Huennekens
         Michael Sanders, Esq.
         Dale S. Freeman, Esq.
         Steven G. Rowles, Esq.
         Keith Flodin